TSX.V:GNG
www.goldengoliath.com

President's Message

December 2010

Dear Shareholders,

The year 2010 was a milestone year for Golden Goliath Resources. Our 4,000 metre drilling program at Las Bolas/Los Hilos was very successful on several fronts.  It showed the excellent potential of the Filo de Oro trend within the Los Hilos area for hosting both bulk tonnage and vein hosted gold and silver mineralization and opened the door for even larger tonnage porphyry related mineralization at depth. The drilling on the Las Bolas side of the property is just finishing as I write this message, but it too has returned very encouraging results and has expanded the known mineralization significantly. The Las Bolas area, with its 10 known mineralized vein systems known mineralization and their potential, combined with the Los Hilos area with its bulk tonnage potential Filo de Oro trend and vein hosted mineralization make the overall property a very attractive target for a large company.  The added possibility of large tonnage porphyry related mineralization at depth, especially with Fresnillo PLC’s new Orisyvo deposit being so close by, creates an unprecedented blue sky opportunity for The Company.

Perhaps most importantly, this year saw the Company reached an agreement and signed a Letter of Intent with Agnico-Eagle Mines for an Option / Joint Venture on the Las Bolas property.  Under the terms of the option agreement, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the Las Bolas and Los Hilos properties by spending $5,000,000 on the properties over a period of 5 years.  The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter.  Upon exercising its option, Agnico will have the right to earn an additional 20% interest by completing a feasibility study or by spending an additional $10,000,000 over another period of 5 years.

Management is very proud of this deal as it shows that what we have found at Las Bolas is very real and is attractive to a respected major company like Agnico-Eagle. It will allow for the exploration and development of Las Bolas and Los Hilos by a very experienced and respected producer and let us conserve our capital and focus our own efforts on other exciting targets.

On behalf of the management and staff at Golden Goliath Resources I would like to wish all of our shareholders a happy holiday season and a very happy and healthy New Year.

Paul Sorbara